Filed by S&P Global Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IHS Markit Ltd.

Commission File No.: 001-36495

Date: November 30, 2020

The following communication is being filed in connection with the proposed merger of S&P Global Inc. and IHS Markit Ltd.

IHS Markit Ltd. NYSE:INFO

M&A Call

Monday, November 30, 2020 1:15 PM GMT

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Contents

COPYRIGHT © 2020 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved
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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

Call Participants

EXECUTIVES

Douglas L. Peterson

President, CEO & Executive

Director

S&P Global Inc.

Ewout Lucien Steenbergen

Executive VP & CFO

S&P Global Inc.

Lance Uggla

Chairman & CEO

IHS Markit Ltd.

Robert S. Merritt
Senior Vice President of Investor
Relations
S&P Global Inc.	Kevin Damien McVeigh
Crédit Suisse AG, Research Division

ANALYSTS	Kwun Sum Lau
Oppenheimer & Co. Inc., Research
Alexander Kramm	Division
UBS Investment Bank, Research
Division	Manav Shiv Patnaik
Barclays Bank PLC, Research
Andrew William Jeffrey	Division
Truist Securities, Inc., Research
Division
Toni Michele Kaplan
Ashish Sabadra	Morgan Stanley, Research Division
Deutsche Bank AG, Research
Division

Gary Elftman Bisbee
BofA Merrill Lynch, Research
Division

Hamzah Mazari
Jefferies LLC, Research Division

Jeffrey Marc Silber
BMO Capital Markets Equity
Research

Judah Efram Sokel
JPMorgan Chase & Co, Research
Division

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

Presentation

Operator

Good morning, and welcome to the S&P Global-IHS Markit Conference Call. I’d like to inform you that this call is being recorded for broadcast. [Operator Instructions] [indiscernible] webcast and slides, go to investor.spglobal.com or investor.ihsmarkit.com. [Operator Instructions]

I will now introduce Mr. Chip Merritt, Senior Vice President of Investor Relations for S&P Global. Sir, you may begin.

Robert S. Merritt

Senior Vice President of Investor Relations

Thank you, operator, and good morning to everyone on the call. Thanks for joining us to discuss the announcement transaction between S&P Global and IHS Markit. Presenting on today’s call are Doug Peterson, S&P Global’s President and Chief Executive Officer; Lance Uggla, IHS Markit’s Chairman and Chief Executive Officer; and Ewout Steenbergen, S&P Global’s Executive Vice President and Chief Financial Officer. Also participating on the call are Jonathan Gear, IHS Markit’s Executive Vice President and Chief Financial Officer; and Eric Boyer, IHS Markit’s Senior Vice President of Investor Relations. We issued a news release earlier today. If you need a copy of the release, it can be downloaded from investor.spglobal.com or investor.ihsmarkit.com.

Before we begin, I need to provide certain cautionary remarks about forward-looking statements. Except for historical information, the matters discussed in the teleconference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including projections, estimates and descriptions of future events. Any such statements are based on current expectations and current economic conditions and are subject to risks and uncertainties that may cause actual results to differ materially from results anticipated in these forward-looking statements. In this regard, we direct listeners to the cautionary statements contained in our Form 10-Ks, 10-Qs and other periodic reports filed with the U.S. Securities and Exchange Commission.

The joint press release announcing the transaction includes important disclosures that apply to this call. Please also note, this call does not constitute an offer to sell or buy or the solicitation of any offer to buy or sell any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933. In connection with the proposed transaction, S&P Global and IHS Markit intend to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement and a prospectus. S&P Global and IHS Markit will file other documents regarding the proposed transaction with the SEC.

Before making any voting or investment decisions, investors and security holders of S&P holder — I’m sorry, investors and security holders of S&P Global and IHS Markit are urged to carefully read the entire registration statement and proxy statement prospectus when they become available as well as any amendments or supplements to these documents because they will contain important information about the proposed transaction.

In today’s press release and during the conference call, we’re providing non-GAAP adjusted pro forma financial information. This information is provided to enable investors to make meaningful comparisons of the pro forma company’s operating performance between periods and to view the pro forma company’s business from the same perspective as management’s. Reconciliations of these non-GAAP financial measures to the most direct comparable financial measures calculated in accordance with GAAP are available on our website.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

I would also like to call your attention to a European regulation. Any investor who has or expect to obtain ownership of 5% or more of S&P Global should give me a call to better understand the impact of this legislation on the investor and potential of the company.

We are aware we have do have some media representatives with us on the call. However, this call is intended for investors and we would ask that questions from the media be directed to Dave Guarino at (201) 755-5334.

At this time, I would like to turn the call over to Doug Peterson. Doug?

Douglas L. Peterson

President, CEO & Executive Director

Thank you, Chip. Good morning, everyone. We appreciate that all of you have arranged your schedules to join us on today’s call.

Today marks an exciting milestone for S&P Global and IHS Markit. This transaction will bring together 2 world-class organizations and a unique portfolio of highly complementary assets with differentiated products for our traditional markets, promising growth prospects in new markets, proven ability to manage for performance and a track record of deploying cutting-edge technology, all to create value.

Before I discuss the compelling strategic and financial benefits of this all-stock combination, let me say that I’ve always had an enormous amount of respect for IHS Markit. For more than 60 years, IHS Markit has served customers ranging from multinational companies and governments to smaller businesses and technical professionals. Through each step of its history, IHS Markit has provided data, insights and software, combining expertise, unique content and leading technology to help IHS Markit customers make better decisions while driving their growth, performance and efficiency. In short, this transaction is about bringing together 2 great companies with shared values that will even be better together.

Both S&P Global and IHS Markit share a relentless commitment to creating value for clients, employees and shareholders alike. That extends to a disciplined approach to capital allocation, sustainable and reliable business practices and how we develop our people.

Turning to Slide 6. Let me quickly summarize the transaction. The combination of S&P Global and IHS Markit through this transaction creates an even stronger company with increased scale and world-class products across numerous core markets to accelerate our Powering the Markets of the Future strategy. We have structured the deal as an all-stock transaction. This will allow shareholders of both companies the opportunity to participate in the substantial upside of the combined company. This structure allows us to maintain our strong balance sheet and healthy credit profile for future capital deployment.

IHS Markit shareholders received 0.2838 shares of S&P Global common stock for each IHS Markit share they own. Upon closing, S&P Global shareholders will own approximately 67.75% of the combined company on a fully diluted basis, and IHS Markit shareholders will own approximately 32.25%. The combined company will retain the S&P Global name, which I will lead as Chief Executive Officer, along with Ewout Steenbergen as Chief Financial Officer. Lance Uggla will serve as a special adviser to the company for 1 year following closing.

The combined company is committed to retaining a strong, highly qualified and diverse Board that has the appropriate skills, knowledge and experience to oversee the company and its long-term strategic growth and performance. The combined company Board of Directors will include the current S&P Global Board of Directors and 4 Directors from the IHS Markit Board. Richard Thornburgh will serve as the Chairman. Following closely, the company will be headquartered in New York with a substantial presence in key global markets across North America, Latin America, Europe and Asia Pacific.

Taking a step back. When deciding to pursue this transaction with IHS Markit, we took a disciplined approach and conducted a thorough review to ensure that the strategic fit will benefit our clients. The transaction economics make sense for our shareholders. The integration plan is executable. We can maintain the integrity of our strong balance sheet. And together, we can create more value than each company could on a stand-alone basis.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

The IHS Markit merger meets all these criteria, and we expect it will create an opportunity for substantial synergies with approximately $480 million in cost synergies and $350 million in revenue synergies for a run rate EBITA approximately of $680 million. We expect that these full synergies would be realized by the end of the fifth full year after closing through the elimination of duplicative functions, capacity rationalization and greater operational efficiencies as well as product cross-sell and new jointly developed products. In addition, this transaction will lead to attractive profitability with the combined company targeting approximately 200 basis points of annual EBITA margin expansion.

Further, we expect the transaction to be accretive to earnings by the end of the second full year after close, inclusive of synergies. The combined company expects to generate free cash flow of more than $5 billion by 2023, together with our strong balance sheet, with target leverage of 2 to 2.5x on an agency-adjusted basis. This will support a strong capital return program with a targeted total capital return of at least 85% of free cash flow between dividends and share repurchases. This transaction was unanimously approved by S&P Global and IHS Markit Boards of Directors and is expected to close in the second half of 2021, pending shareholder approval, HSR and regulatory approvals and other customary closing conditions.

This merger creates exceptional scale, rounds out our combined capabilities and accelerates and amplifies our ability to deliver the essential intelligence that our customers need to make decisions with conviction. We’re excited about the opportunity to have IHS Markit and the value delivered to our combined company shareholders, clients and employees.

On the next slide, I’d like to start with some of the key features of the combined company. The pro forma company will serve as a global customer base across financial information services, ratings, indices, commodities and energy and transportation and engineering. Together, we’ll offer differentiated data analytics, research and benchmarks, important to the workflows of many of the world’s leading companies. S&P Global and IHS Markit’s unique and highly complementary assets increased scale and joint offerings will be augmented with cutting-edge innovation and technology capability, including Kensho and the IHS Markit Data Lake. We expect to deliver accelerated growth and generate 76% recurring revenue balanced across numerous important industry segments.

As I previously mentioned, the combined company expects to deliver EBITA synergies of approximately $680 million. We anticipate that the level of synergies will result in a highly profitable combined company with continued opportunity for margin expansion.

For the employees of both companies, we will combine 2 best-in-class workforces with deep expertise and complementary cultures, focused on serving the global needs of customers. As a single organization, the collective workforce will benefit from expanded opportunities for career development and growth. I’m incredibly proud of the team we built with S&P Global, and I look forward to welcoming the talented IHS Markit employees to S&P Global.

Three years ago, we revisited our strategy and vision for the future. We prioritized evolving and growing our core businesses, finding adjacency in places where we can invest for the future while increasing our emphasis on technology and innovation. We also doubled down on our commitment to our people by increasing investment in mentoring and leadership training. Today, we’ve established world-class products in attractive segments of the information services industry through Ratings, Market Intelligence, Platts and Indices. And in 2020, despite the pandemic, we’ve been able to continue our digital transformation while delivering numerous innovative products.

Throughout COVID-19, our dedicated employees have remained focused on supporting each other, our customers and our communities and have continued to deploy relevant and timely research to help our customers navigate the ongoing uncertainty. This has translated into strong financial and operational performance across every business at S&P Global, all while maintaining our investments for future growth.

Through this combination, however, we’ll meaningfully increase our scale while rounding out our combined capabilities, and we will be better able to serve our markets and customers by creating new value and insights.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

With that, I’d like to turn the call over to Lance. Lance?

Lance Uggla

Chairman & CEO

Thanks, Doug, and good morning, everyone. I’m excited to speak with you about this combination of 2 industry leaders. We believe this transaction can deliver compelling value and opportunity for our shareholders, customers and employees alike.

While many of you may be shareholders of both companies, for those of you who may be less familiar, this slide here provides an overview of IHS Markit. We’re a preeminent provider of deep financial market and industry intelligence across the industry-focused segments of Financial Services, Transportation, Resources, Consolidated Markets & Solutions. We’re headquartered in London and serve over 50,000 business and government customers in 140 countries, including 80% of the Fortune Global 500. So with leading assets and amazing people, we built deep financial market and industry expertise in competitive global markets, serving blue-chip clients and growing strong customer relationships in our verticals.

Our customers operate in global interconnected industries and financial markets. And we continue to build on our existing scale with a differentiated offering that makes us an important part of many of our customers’ business, operations, decisions and core workflows. And like S&P Global, we have a strong commitment to sustainable, profitable growth.

Let’s move forward here to Slide 10. IHS Markit has an attractive financial model due to our high percentage of recurring revenue, built on fixed and variable fee arrangements across a very diversified customer base. This helps create a highly resilient revenue streams and operating leverage, which were more important than ever this year with the challenges caused globally by COVID-19. With this model underpinning the business and strong execution from our teams, we’re on track to deliver strong 6% to 8% organic revenue growth in 2021, all helping to lay the groundwork for accelerated growth as a combined company with pro forma annual revenue of $11.6 billion, of which 76% will be recurring. We see this transaction as a win-win for IHS Markit and S&P Global as we leverage the power of our respective strengths in information, data science, research and benchmarks that deliver superior value to shareholders as one single company.

For our shareholders, the transaction will allow them to participate in the upside potential of the combined business. We’re bringing highly complementary portfolios together that will deliver a broader set of offerings across multiple verticals and enhance the customer value proposition. In addition to our offerings complementing and enhancing each other, our cultures are well aligned. And we believe that the combined company will provide greater career opportunities for employees at both companies.

From my conversations with Doug and the leadership team at S&P Global, I know that he has great respect for our teams and the work we have done to deliver solutions that empower customers to make well-informed, confident business decisions. I’ll be working with Doug and his team as a special adviser for 1 year post closing, and I’m excited about the opportunities. Both IHS Markit and S&P Global have highly talented and driven teams, and I look forward to seeing all that we can achieve together by leveraging our combined resources and strengths to realize the potential of this combination.

And with that, I’ll hand it back over to you, Doug.

Douglas L. Peterson

President, CEO & Executive Director

Thank you, Lance. Moving on to the next slide. I want to explain why we are also excited about the combined company. The transaction creates businesses with increased scale, world-class products in core market segments: financial information and services, ratings, indices, commodities and energy and transportation and engineering. These complementary and leading product portfolios will lead us to the combined company to serve new and expanded customer use cases in existing and new geographies. In addition, the merger balances the earnings mix across major industry segments, creating a resilient portfolio with additional financial flexibility.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

Turning to the next slide. As one company, we will increase our breadth across client segments, workflows and use cases. While the strategy and business planning teams have had numerous opportunities to combine data sets and technology to improve our solutions for specific customer types, I’m even more excited for the period after closing, where our employees can work together to unleash new combinations of data, products and technology for our customers. We’ll better be positioned to serve diverse customer segments, including financial services, corporates and the public sector. We’ll have leading capabilities across benchmarking, data and analytics, risk management, market insight and research, asset valuations and ratings, delivering unique data and insights that provide decision support and important workflows used on a daily basis.

Moving to the next slide. Together, we will have a differentiated capability to serve high-growth adjacencies. Importantly, and I’ll cover this in more detail shortly, combined, the 2 companies will provide comprehensive solutions across data, platforms, benchmarks and analytics in ESG, climate and energy transition. Additional adjacencies include private assets, SME or small and medium enterprises, counterparty risk management, supply chain and trade and alternative data. These additional emerging segments together represent a $20 billion total addressable market, growing at double-digit rates annually. We’ll augment this with leading technology, scale and capability, including Kensho and IHS Markit Data Lake to enhance the customer value proposition.

As part of the ongoing commitment to remaining on the cutting edge of technology innovation, the combined company will continue to deploy well above $1 billion per year on technology.

As you can see on Slide 14, the combination of our capabilities in ESG, climate and energy transition landscape will provide a comprehensive set of solutions for existing and prospective customers as this market takes off. ESG data and insights are increasingly important to the markets and our customers, providing crucial information that investors, risk managers, corporations and governments need to make decisions every day. This transaction will make the combined company a premier resource for essential ESG insights in transparent, robust and comprehensive product solutions.

With that, I’d like to turn the call over to Ewout Steenbergen, who will summarize the key financial details. Ewout?

Ewout Lucien Steenbergen

Executive VP & CFO

Thank you. As Doug previously mentioned, we expect the combined company to be accretive to earnings by the end of the second full year post close. Prior to today’s announcement, IHS Markit had a goal in place to deliver 100 basis points of margin improvement per year, and S&P Global has recently announced a new $120 million productivity program to be completed in the next 2 to 3 years. The synergies we announced today are in addition to those 2 programs.

Combined company expects to deliver approximately $480 million in cost synergies with approximately $390 million of those expected by the end of the second year post closing. Cost synergies are expected to be driven by integrating corporate functions, reducing technology spend by combining IT infrastructure, using centers of excellence in cost-competitive locations and optimizing real estate and other costs. In addition, the combined company is expected to produce revenue synergies of approximately $350 million. Revenue synergies are expected to be driven by a combination of cross-sell and new product offerings. Together, we expect our cost and revenue synergy programs will yield a run rate EBITA impact of approximately $680 million and will be fully realized by the end of the fifth full year after closing.

The combined company has an exceptional financial outlook with attractive growth and profitability on a base of pro forma annual revenue of more than $11.6 billion. As we look ahead to the years 2021 to 2023, the pro forma company is expected to have annual organic revenue growth of 6.5% to 8% from 2021 to 2023, balanced across major industry segments. This revenue growth is 70 basis points higher than expected for stand-alone S&P Global. Starting from a current combined adjusted EBITA margin of approximately 45% post closing, the combined company will target approximately 200 basis points of annual EBITA margin expansion.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

While we will not provide 2021 guidance until our fourth quarter earnings call, our preliminary expectation is for S&P Global on a stand-alone basis to deliver a mid-single-digit increase and adjusted diluted earnings per share from a very strong 2020 baseline. In 2022, the first full year of the combined company, we again expect mid-single-digit adjusted diluted EPS growth due to the addition of new shares granted to the IHS Markit shareholders. In 2023, we expect mid-teens adjusted diluted EPS growth as the synergy benefits of the combined company start to ramp up in a significant way. We expect that pro forma corporate tax rate will be in the range of 22.2% to 23.2%.

The pro forma company expects to generate annual free cash flow of more than $5 billion by 2023 to deploy in a number of ways. We will have the flexibility to fund investments to accelerate organic growth and pursue strategic M&A. This enhanced free cash flow generation will also support attractive capital return to shareholders, with a targeted dividend payout ratio of 20% to 30% of adjusted diluted EPS. In addition, we’re increasing our targeted total capital return to at least 85% of free cash flow between dividends and share repurchases. Both companies expect to maintain their current dividend policies until the close of the transaction. And we will maintain a prudent and flexible capital structure with target leverage of 2.0 to 2.5x on an agency-adjusted basis. Based on the combined company’s stronger credit profile, we anticipate an opportunity for interest rate savings based on refinancing IHS Markit’s existing debt to be realized over a 3-year period post closing.

And with that, I turn the call back over to Doug.

Douglas L. Peterson

President, CEO & Executive Director

Thank you, Ewout. I want to echo what Lance said earlier about our 2 companies. IHS Markit and S&P Global have highly impressive teams with well-aligned cultures. Through this combination, we’re creating an organization of top talent with deep expertise. An important part of our shared corporate values is the strong commitment to the highest standards of economic environmental impact, diversity inclusion and world-class governance. S&P Global and IHS Markit are both leaders in operating ethically, sustainably and inclusively, and we both hold a firm dedication to continuous improvement in these areas. As a combined company with increased scale, we’re better positioned to make an even stronger, positive impact and lead our industry in the future. Together, we’ll continue to uphold our values by putting people first, all while continuing to deliver best-in-class execution and leading solutions for our customers.

In closing, I want to reiterate our excitement about this transformational opportunity. Through this compelling combination, we’re better able to serve our markets, our customers by creating new value and insights. As one company, we’re confident that the strength of S&P Global and IHS Markit will enable meaningful growth and create value for all stakeholders.

On behalf of Lance and our leadership teams, we want to thank the employees of S&P Global and IHS Markit who’ve been truly extraordinary this year, demonstrating remarkable focus and resilience. They have been and will continue to be the foundation of our success. We look forward to all we can achieve together as we move ahead as one company.

With that, let me turn the call back over to Chip for your questions. Chip?

Robert S. Merritt

Senior Vice President of Investor Relations

Thanks, Doug. Just a couple of instructions for our phone participants. [Operator Instructions] Operator, we will now take our first question.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

Question and Answer

Operator

Our first question comes from Kevin McVeigh with Crédit Suisse.

Kevin Damien McVeigh

Crédit Suisse AG, Research Division

I wonder, the organic growth opportunity, the 6.5% to 8%, when we think about it longer term, Doug or Lance, coming out of COVID, you’ve got a real unique opportunity to help define the market going forward. Is that a normalized rate? Or do you think you can accelerate that as the 2 entities come together? Because clearly, it’s a compelling opportunity as the 2 entities combine.

Douglas L. Peterson

President, CEO & Executive Director

Kevin, thank you for the question. And this is one of the things that was most compelling about this opportunity. The 2 businesses together can achieve that 6% to 8.5% (sic) [ 6.5% to 8% ] growth. And we highlighted, as you saw in our slides, all of the areas of high growth that together, we will have much larger scale and be able to approach. As an example, SME, supply chain, ESG, energy transition, these areas in combination are growing at over 10%. And so if we’re able to keep growing our core businesses in the 6% to 8.5% (sic) [ 6.5% to 8% ] range, also be growing and expanding with this new scale into these high-growth adjacencies, we think that this gives us an opportunity to have higher growth performance over the period of the next few years.

I think Lance should also share some of his perspectives.

Lance Uggla

Chairman & CEO

Yes. No, it was one of the things that really made this merger so strategic and so compelling. It’s just the breadth of our opportunity set together. And what Doug and I loved from the very beginning is we spent all our time with our teams talking about growth. And it really is with the breadth of content that IHS Markit adds to the S&P Global family and the distribution capabilities that we have now with the S&P Global Market Intelligence teams, absolutely fantastic, 2 index franchises that are complementary. And we really found this as a foundation for innovation, I think, is the words that were phrased. And for our people, our customers, we both see a lot of leverage in the combination. And I think the 6% to 8% growth rate is a solid footing for us to head into and one that we can do. And in fact, actually, Ewout’s looking at me, 6.5% to 8%, Doug, which is really, really exciting on the combination. So compelling, attractive and a lot for us to do together.

Operator

Our next question comes from Manav Patnaik from Barclays.

Manav Shiv Patnaik

Barclays Bank PLC, Research Division

Maybe just a question for Doug and Lance. Doug, from your standpoint, we’ve always considered S&P as a financial data provider and you would be very focused in that field. So it’s a bit surprising to see you buy the conglomerate of different data assets in different verticals. So I was just hoping for a little bit more color on how this came about.

And just as in addition to that, maybe just Lance from your standpoint, why now? Like why you’re leaving this big franchise here?

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

Douglas L. Peterson

President, CEO & Executive Director

Well, thank you, Manav. First of all, I approached Lance early this fall to talk about a potential combination. And we’ve been looking at this and thinking about this for well over a year. As you know, I’ve always talked to you and the analysts and investors about what are the areas that we see the biggest opportunities. And when I take a step back and think about the biggest secular trends, you see that there’s baby boomers in the United States and Europe and Japan that are starting to retire. The pool of investable assets is growing dramatically, and a lot of that is going into fixed income and equities into passive strategies. We look at the development of capital markets around the world. Europe, banking market is getting larger all the time as a capital market. You see M&A, you see bond issuance, you see equity issuance. There’s emerging markets that are getting much more developed. You have an energy transition going on.

So these themes are the ones that we’ve always talked about that drive our investment decisions. And we looked at those big trends and big themes and we thought, well, we’ve got the distribution, we already have solid franchises across many areas. We do have a very diversified portfolio. We’re not just serving financial services. We have a very large component of corporates as well as our customers already. But we looked at how could we leapfrog and accelerate and actually be transformative with providing data and analytics to our customers in all these spaces that we see as the fastest growth areas. We identified IHS Markit as a partner. And we were already working with them in the index business on a partnership to bring multi-asset class indices to the markets and knew the organization. I’ve known Lance for many years. And we were also impressed by what they did with the merger and the integration of IHS and Markit. And we identified it with a lot of complementary assets, ways we can get the data sets into our Market Intelligence platform, ways we can leverage the data like the other direction. And I’m sure we’ll talk more about it. But across the board, the opportunities are really fantastic.

Lance, some of your thoughts?

Lance Uggla

Chairman & CEO

Great. Thanks, and thanks, Manav. I guess I wake up every day and I go being an information company in the information age, that’s pretty exciting. And to combine with an information company in the information age is even more compelling. And when Doug called, you always have many opportunities for your path forward. And I’ve charted the path for Markit and then IHS Markit from 5 people in a countryside barn. And of all the things that I’ve looked at along the way, this is right there at the forefront. It’s compelling because of its growth aspects.

It’s compelling because of the complementary nature of our assets. It’s compelling because the way Doug looks after his people, which is similar to how I think about ours. It’s compelling because our customer bases are larger. And it’s compelling because the financial returns for shareholders are unparalleled. And as the market comes to realize what we’ve done together, I think that will prove itself out into the marketplace.

So why now is all of the above. And that’s — this was the right time and the right decision, and I’m looking forward to help them make this a great success.

Operator

Our next question comes from Hamzah Mazari with Jefferies.

Hamzah Mazari

Jefferies LLC, Research Division

Could you just talk about, just from a margin perspective, how long do you think you can expand margins by 200 bps per year? Is there a level where you see margins peak out? And then does the 200 bps include synergies?

Ewout Lucien Steenbergen

Executive VP & CFO

Hamzah, this is Ewout. The way that we look at margins and the continuation of the 200 basis points, that should be able to continue for several years in the future. It does include synergies, so that is one of the drivers. The other drivers are the existing productivity programs that both companies have already in place. And then, of course, we will have operating leverage just by the overall scale of the combined 2 companies.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

So we’re actually very excited because, as you know, we have — both companies have very strong track records with respect to margin expansions historically. And now coming from a combined 45% margin on an EBITA basis, that is on the basis how we reported at S&P Global to be able to continue to expand those margins in such a strong way over the next few years is very compelling and will create a lot of value for our shareholders. So definitely, we see that as an opportunity for multiyears to come.

Operator

Our next question comes from Alex Kramm with UBS.

Alexander Kramm

UBS Investment Bank, Research Division

Maybe just a quick follow-up on Manav’s questions. But obviously, from an S&P perspective, you have been focused on financial services and energy, to some degree, and you’ve done a lot of divestitures over the last few years. So just wondering, as you think about the combined company, as you think about synergies, are there actually opportunities to maybe make the company leaner again and maybe shed some assets that may not be as core as you think today?

Douglas L. Peterson

President, CEO & Executive Director

Well, Alex, thank you for the question. And first of all, when we look at the IHS Markit capabilities and businesses, we see a really strong fit across all of them. Clearly, there is a fit between their index business, our index business, Financial Services and Market Intelligence, the energy and resources with Platts. And Ratings has some aspects as well, which will benefit this from this. And your question might refer to the Transportation segment. We see this Transportation segment is a very powerful part of this combination. It has high growth, it’s an institutional business, it’s actually really more of a mobility business when you think about what the future is of transportation and it fits so well with the data and analytics directly into that business already. We think that there’s opportunities to leverage some of that into the Market Intelligence platform.

And then think about the energy transition itself. Some of the most exciting challenges and opportunities and developments in EVs are actually impacting the entire energy chain. And we think that there’s going to be a lot of learning that we can provide there. Things like metals that are used in batteries, the battery technology, how we can deploy that. If you recall, last year, we purchased 451 Research, which has technology, specialized technology research and we’re finding that there’s a fantastic uptick when we add that type of specialized research into our platform. So across the board, we see really, really good fit, strong assets and all of the verticals playing with each other to a much stronger combination.

Lance Uggla

Chairman & CEO

Maybe I can just add one bit, and that’s distribution for content is very, very important. And post the IHS Markit merger, we started a journey to build out a data lake with infrastructure provided by AWS. And that journey has been 3 years, and the data lake is in a top shape for this integration. It’s one of the things our teams are very excited about. And when you combine content in an organized way, structured and unstructured content and have the data sciences capabilities of Kensho and our teams, you end up with combinations and decision-making tools that are really unparalleled. And it’s exactly what our customers want in this information period where content is proving so important. So again, building on what you said, Doug, a fantastic result for the 2 companies.

Operator

Our next question comes from Gary Bisbee from BoA Securities.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

Gary Elftman Bisbee

BofA Merrill Lynch, Research Division

So I understand why this makes a lot of sense from S&P Global perspective. I guess I struggle a bit more from an IHS perspective. Lance, when you’re giving up control, leadership, name, headquarters, sounds an awful lot like an acquisition by S&P rather than a merger. And so I guess, given that, why is the 5% premium the right number? I think you’re selling cheap. And I guess, I understand a long-term potential, but the price doesn’t feel right to me. So any thoughts on why this price makes sense?

Lance Uggla

Chairman & CEO

Right. Well, it’s not a merger of equals because they’re $80 billion and we’re $40 billion. So — but it is a strategic merger, Gary. And that means that you analyze the combination from all lenses, and you look at that forward return. And I can tell you, if I felt our personal path forward, us acquiring, us being acquired by anybody else, had any spot on the page relevant to this, I wouldn’t have followed up with the call. But from every single lens: revenue growth, customer synergies, capital allocation on a forward basis, this deal is just very, very compelling. And as the market comes to realize the value of what we put together, markets adjust. And my view is both sets of shareholders are far better off with us together than either of us on our own.

Operator

Our next question comes from Judah Sokel from JPMorgan.

Judah Efram Sokel

JPMorgan Chase & Co, Research Division

I was hoping to just follow up on the revenue synergies, the $350 million. I know you expect it to be fully realized over 5 years. I was hoping you can give a little bit more clarity just in terms of the cadence, the time line of that realization over the course of the 5 years. And maybe just talk a little bit more specifically, you’ve referenced certain exciting opportunities. Maybe the couple of top of opportunities that are most exciting to you guys, whether it be those new products or the cross-sell as you outlined.

Douglas L. Peterson

President, CEO & Executive Director

Judah, let me start, and let me hand it over to Ewout. And let me start with the second part of your question.

When we look across the businesses, and there are so many different opportunities, but let me just share a couple with you. We’ve already talked a lot about ESG, which has opportunities for the benchmarks, biofuels, carbon credits, hydrogen, battery metals, wind and solar. We’ve got the RobecoSAM and Trucost businesses already that will add more data and we can accelerate our data gathering through there. We have the supply chain information, et cetera. So there’s an entire set of ESG and climate and energy transition opportunities, which are new and exciting for all of us, and we can really leverage the capabilities.

Another one is in private markets. And you think about the private markets, across the 2 companies together, we have the workflow which supports private market investment life cycle. There’s 45,000 private asset valuations per year going out today from IHS Markit. We cover private company fundamentals. We have over 80 million companies with credit scores and with other types of information. And you think about there’s $2 trillion already of assets invested in private equity and private assets and there’s another $1 trillion of dry powder available. And we will have the data and the analytics around that for — all the way from underwriting and valuation into people that are looking to exit.

And then one more, I could go on and on, but let me just talk about one more, which is in the multi-asset class capabilities in the index business. As we know, we’ve already started working on this with this partnership. But if you think about the shift in the markets overall from active to passive management, within that, a new interest in both multi-asset class factor indices as well as fixed income indices, by

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

bringing together the S&P Global equity complex which is also global, with the 17,000 credit and fixed income indices that IHS Markit has, this already gives us, right out of the gate, an opportunity to meet exactly what the demands are of this retiring — this group of people retiring around the world that have very different needs, the institutional assets that are growing in places like China and the emerging markets through pension funds and insurance systems, et cetera. I could go on. There’s even more and more.

I’m so excited about this, but let me hand it over to Ewout, who will talk about the ramp of that.

Ewout Lucien Steenbergen

Executive VP & CFO

Judah, if you think about revenue synergies, that will be more linear over a 5-year period to ramp up to the $350 million EBITA — sorry, revenue impact we will translate to about $200 million EBITA impact in year 5. And the reason is there will be product development, there will be commercial rollout, cross-sell will come in over time, we will see increased user levels and so on. So therefore, that’s more a linear way over those 5 years.

That compares then to cost synergies that will come in, in a much faster way. By the end of the first year, we expect that cost synergies will be about half or just under half of the total number of $480 million. At the end of the second year, we should be around 80%, and then the full achievement during the third year. So much faster cost synergies, that number is also larger. And then the revenue synergies, more in a linear way over those 5 years.

Lance Uggla

Chairman & CEO

Doug, can I just add one more? While you were talking, equally so excited about the revenue opportunities. And I just don’t want people to forget because I know when I talk to my teams this morning, I said this is about growth. But one of the things I never knew, when I first got into the discussions with Doug, of course, I knew that S&P rated several thousand, I think it was 8,000 customers. I knew they had Cap IQ and SNL and had 300,000 or 400,000 active users and even closer to 1 million registered users. And that just got me very excited about the distribution and additions of our content together to the customers. But the one that shocked me, and I bet you half of you on the line don’t know this either, is the tens of millions of SMEs that actually are customers of S&P Global. And that’s a distribution opportunity set that’s growing. We also have wealth management between us. But just if you think of SMEs, it’s such a hard area to build your distribution franchise. And so what I’m excited for our teams is all the content and services that we’re just dying to get close to that distribution franchise. So again, great areas for growth. I know we never get credit for all the growth ideas, but I can assure you that we’ll have a lot coming.

Operator

Our next question comes from Toni Kaplan with Morgan Stanley.

Toni Michele Kaplan

Morgan Stanley, Research Division

Congratulations on the announcement. It seems like there are a number of opportunities for Kensho to create value across the IHS Markit assets. And I know it’s pretty early, but maybe if you could just talk about if you thought of any areas in particular where you might be able to utilize Kensho across the data lake or across the different assets.

Douglas L. Peterson

President, CEO & Executive Director

Yes. Thank you, Toni. And as you know, we’ve been so excited by Kensho, especially as we’ve been able to deliver some early wins with enhanced search across Market Intelligence when we worked with the Platts business on the Market-on-Close. When we look at the data lake in particular, this is like a candy store

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

for our Kensho team of assets and data that they can start working with. We think that there’s some, in particular, to start off with it is, there’s workflow that we do with the Financial Services business at IHS Markit. But by using the data capabilities, the linking capabilities as well as the analytical capabilities of Kensho, there will be new opportunities to speed up that workflow to ensure that you can find new insights to link it together.

There’s — we talked about private markets. Private markets is an area where you still don’t have necessarily the transparency of an exchange-traded asset. And this is an area where we see a lot of opportunities for Kensho to start linking data. Lance just mentioned the SME data. You think about how do private equity firms value assets, how do they identify opportunities, this is an area ripe for something like Kensho.

Lance Uggla

Chairman & CEO

Yes. No, we talked a lot about data science. I know, for us, it’s a very core strategic offering in terms of applying a data science layer over top of our content sets. Kensho brings us to another level. And data science is a buzzword that’s used. For a lot of us older than 50, we think of it as math and operations research. But when you wrap it up as data science and you’re at a cutting edge where Kensho lies, you really do have the ability to create. And all of our customers are looking for that edge to make a better decision, a more timely decision, one that can change their course or direction or protect them or hedge them in a difficult environment. And so this combination, as Doug said, a candy store, an Aladdin’s cave, it’s filled with opportunity and we’re going to have a lot to do there as a combined company.

Douglas L. Peterson

President, CEO & Executive Director

Toni, let me mention one more thing. We recently put Kensho tools on to our marketplace, and we’ve seen a huge uptick in people using those tools for data linking. And we know that this is one of the needs that all of our customers have is linking data, their own data as well as other data together. So with the Data Lake and our own data as well as Kensho, we think this is actually one of the biggest upsides of putting the companies together.

Operator

Our next question comes from Jeff Silber with BMO Capital Markets.

Jeffrey Marc Silber

BMO Capital Markets Equity Research

Doug, you alluded to this a little bit earlier, but I was hoping we can get a little bit more details. I think you said you approached Lance in early fall. Can we talk a little bit more about the genesis of the deal? Were you guys the only 2 companies talking? Was anybody else involved? Any color you can give us there would be great.

Douglas L. Peterson

President, CEO & Executive Director

Yes. This is — as I mentioned, I approached Lance in early fall. This was basically Lance-to-me conversation. We started off there. We felt it was very important to have the right advisers in place to help us ensure that we thought thoroughly about the opportunities, and we had our own teams internally working together. We felt like it was important that we looked at this valuation. So this was a transaction that the 2 of us looked at together, our 2 companies were engaged together. There were not other companies involved. It was just that this is a friendly one-on-one deal.

Lance Uggla

Chairman & CEO

Yes. Maybe I can add to that. We’ve been charting our own path for the past 18 years. So we did the merger with IHS, but we’re very focused on, if anything, just smaller bolt-on acquisitions. When Doug approached, of course, we’ve got the fiduciary responsibilities with our Board to look at all alternatives to make sure that we were making the right decision.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

And I have to say, the compelling nature of this strategic merger, where both of our shareholders can share in this upside on a 2/3, 1/3 approximate basis, that is super exciting. And that’s what made this the most compelling. We’re actually — we’re building and growing together, we’re sharing in the synergies and we’re giving our people so many great opportunities. So yes, very friendly, very focused, and we made sure we looked after all our fiduciary responsibilities.

Operator

Our next question comes from Owen Lau with Oppenheimer.

Kwun Sum Lau

Oppenheimer & Co. Inc., Research Division

So one key question investors have in mind is regulatory risk. We thought that [ LSG ] has to divest some assets to seek the approval in EU — in Europe. Could you please comment on maybe first, the regulatory risk? Number two, any plan for divestiture? And then number three, can you please also talk about the regulatory approval process in China?

Douglas L. Peterson

President, CEO & Executive Director

Yes, thank you. We’ve been very well advised in this — throughout this transaction. We do not have any approval that was required in China. And since we’ve been so well advised, we looked at this very carefully. We don’t believe that there are any regulatory issues that can’t be resolved if they do come up.

Operator

Our next question comes from Andrew Jeffrey from Truist.

Andrew William Jeffrey

Truist Securities, Inc., Research Division

Lance, it’s really been a pleasure over the last 4 years or so getting to know you and watch the success that IHS has had.

I wonder if you can comment just sort of generally or, I guess, specifically on your plan sort of layering on Gary’s question, I guess, the timing of this deal and the premium, both are kind of a little bit surprising to us. And the fact that you’re not staying on the combined entity, are you going off to do something else? Is this about the free-to-sell shares? Can you just elaborate on your plans a little bit?

Lance Uggla

Chairman & CEO

Okay. Well, that’s the emotional question, I guess. I guess it’s funny because last week, I actually called my father who’s in his 80s, and I said, “This is really exciting, dad.” And he goes, “Why are you doing that?” And of course, fathers are just so proud of everything you’re doing. And I said, “This is a real capstone on a journey and puts our 2 firms together in a way that I couldn’t imagine either of us doing on our own.” And so, of course, the dad like no dad can do, he goes, “Capstone or tombstone?” And I said, “No, no, this is a capstone, dad. This is something that is very, very exciting.” And I wouldn’t do it if I didn’t think it was the right decision. Nobody forced me. There is no — we analyzed everything in front of us. And it’s just too exciting. And I’m a big shareholder. I can tell you, I will be still a big shareholder, and this deal has a lot of low-hanging fruit. But when you start reaching up that tree, that’s where all the gems are. And I know our teams can do it.

And I know in the announcement, it talks about 4 Board members and Doug and Ewout, CEO and CFO, but there’s a whole host of my team that will be coming over and forming part of the executive team of S&P Global. And Doug’s going to be really pleased to have them. And yes, it’s definitely an exciting next step.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

And sure, for the next year, I’m flattered that Doug has asked me to stay around to help him and participate in some of the excitement and success. And from that, I hope that I am doing some other things. I’m 58. I’ve got lots to do. And I can tell you already, Doug and I are talking about what can we do together. You won’t be finding me competing against something that I built. And I think we’ve got a great next step together. So thanks, Doug.

Douglas L. Peterson

President, CEO & Executive Director

Thanks, Lance.

Operator

Our next question comes from Ashish Sabadra from Deutsche Bank.

Ashish Sabadra

Deutsche Bank AG, Research Division

And incidentally, we initiated coverage on S&P yesterday and look forward to working with you, Doug and Ewout. And it was a pleasure working with you, Lance.

My question is on — just wanted to follow up on the technology and the Market Intelligence platform. So first one was just around cloud and how does that take away some of the risks around merging these large data assets and building new products on top of it? And also just a follow-up on how do you think about the rolling out of Market Intelligence platform for in-force product sets?

Douglas L. Peterson

President, CEO & Executive Director

Yes. Thank you, Ashish. Well, this is actually one of the most interesting and exciting things about working together with IHS Markit. First of all, we don’t have to merge platforms. We don’t have to eliminate anything. There’s nothing we have to get rid of. Everything is additive. And as you know, we’re on our path to roll out the final rollout of Market Intelligence, which has 350,000 active users. And you look at what are the opportunities to start bringing in more and more data sets of especially things like the private assets, we talked about the vendor information, the workflow that comes with credit risk analysis and emission scores, et cetera. So there’s a lot of very interesting data services we can start delivering through Market Intelligence.

And to a part of your question on the cloud, as you know, 3 years ago, we went on — we set up a plan and it’s interesting because it’s almost the same exact plan that Lance had put in at the same time, to convert from data centers to cloud strategy for managing all of our data. And so the 2 of us together mostly have the same vendors. We have the ability to have moved most of what we do into the cloud. It’s going to be make it a lot easier when we’re already cloud-to-cloud instead of having to go through data centers. And so we think that we will be able to quickly move information like OTC market, pricing and data, upstream oil and gas, automotive, private market data, supply chain and trade data, et cetera, into the Market Intelligence platform as well as linking our marketplace in the data lake. So these are definitely some of the most important aspects of the transaction that we will start working on immediately. And then at time of close, we’ll move as fast as we can to make it a reality.

Well, I think we have reached the end of the — of this call, and I want to thank everyone for putting this call together, but let me hand it back to Chip.

Robert S. Merritt

Senior Vice President of Investor Relations

Thanks, Doug. That ends the call. I appreciate you taking the time rearranging your schedule this morning. So with that, we will end the call. Thank you.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

Douglas L. Peterson

President, CEO & Executive Director

Thanks, Chip. I’d just like to make a couple of closing comments. I think that it’s fantastic that we’ve been able to announce this transaction today. This merger with Lance and the IHS Markit team, it’s for us, it’s exciting. It’s a historic day. Historic for our people, especially in a year when everybody has been working so hard under very — a lot of uncertainty. So for us to come together and to find an opportunity where we can accelerate growth, create value, we’re eager to get going and we’re eager to speak with all of you more about what we’re going to do.

I know that we missed some of you today on the call. We have been reaching out, and please reach out to us. We’re available to speak with you, especially if you didn’t have time to get your questions in. So we look forward to updating you on the progress as we move forward. I hope everyone is safe, healthy and also that you have a happy holiday season. Thank you again.

Operator

That concludes this morning’s call. A PDF version of the presenter slides is available now for downloading from investor.spglobal.com and from investor.ihsmarket.com. Replays of the entire call would be available in about 2 hours. The webcast [indiscernible] will be maintained on S&P Global and IHS Markit’s website for 1 year. The audio-only telephone replay will be maintained for 1 month.

On behalf of S&P Global and IHS Markit, we thank you for participating and wish you a good day.

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IHS MARKIT LTD. M&A CALL | NOV 30, 2020

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-

looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the upcoming U.S. presidential transition, the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber -attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit will file relevant materials with the SEC, including a registration statement on Form S-4 filed by S&P Global to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.